Exhibit 99.3

Ninetowns Reports Second Quarter 2006 Results

Thursday August 17, 4:05 pm ET

BEIJING, Aug. 17 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News), who streamlines the import/export process in China through its scalable enterprise platform products, today reported its financial results for the second quarter of 2006.

Financial Results

Total net revenue for the second quarter of 2006 was US$5.0 million, representing a 37.5% decrease, compared to US$7.8 million for the second quarter of 2005. Net revenue from sales of enterprise software for the second quarter of 2006 was US$4.0 million, representing 80.0% of total net revenue, as compared to 80.5% for the second quarter of 2005. Net revenue from software development services for the second quarter of 2006 was US$1.0 million, representing 20.0% of total net revenue, as compared to 19.5% for the second quarter of 2005.

Gross profit for the second quarter of 2006 was US$4.6 million, or 92.4% of total net revenue, representing a decrease of 36.2% compared to US$7.0 million, or 90.5% of total net revenue for the second quarter of 2005.

Operating income for the second quarter of 2006 was US$1.8 million, representing a 63.7% decrease compared to US$4.7 million for the second quarter of 2005. Operating margin for the second quarter of 2006 was 35.2%, compared to 60.6% for the second quarter of 2005.

Net income for the second quarter of 2006 was US$2.3 million, representing a 56.8% decrease compared to net income of US$5.1 million for the second quarter of 2005. Net income for the first quarter of 2006 was US$ 2.9 million. Diluted earnings per ADS / share for the second quarter of 2006 were US$0.06, compared to the diluted earnings per ADS / share of US$0.14 and US$0.08 for the second quarter of 2005 and the first quarter of 2006. Diluted earnings per ADS / share computations for the second quarter of 2006 were based on 35.6 million weighted average number of ADSs / shares outstanding, compared to 35.9 million and 35.7 million in the second quarter of 2005 and in the first quarter of 2006.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006, which was RMB7.9943 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this press release are calculated based on Renminbi.

Second quarter 2006 achievements

- Installed iDeclare user base increased to 126,000 at the end of the second quarter of 2006 from 124,000 at the end of the first quarter of 2006.

- Sold approximately 2,250 iDeclare software packages, and approximately 7,700 iDeclare maintenance contracts.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, "Our performance for the second quarter 2006 was driven by our strong brand reputation, robust product solution and value-added services. As a result, despite the changing competitive environment, we were able to withstand the challenges by gaining business from both new clients and existing clients for service renewals."

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, said, "In the second quarter, we were able to realize the benefits of some of our cost control efforts from the past, especially in the areas of sales and marketing. As a result, our financial position continued to improve with cash balance increased to US$119.8 million."

Investor Conference Call / Webcast Details

A conference call has been scheduled for 7:00 a.m. in Beijing on August 18, 2006. This will be 7:00 p.m. on August 17, 2006 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-617-213-8833 and the passcode is 33432134. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available from 9:00 a.m. Beijing time on August 18, 2006 (9:00 p.m. in New York on August 17, 2006) through 9:00 a.m. on August 25, 2006 in Beijing (9:00 p.m. in New York on August 24, 2006) by telephone at +1-617-801-6888 and through www.ninetowns.com/english. The passcode to access the call replay is 86743119.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit www.ninetowns.com/english.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Lisa Zheng

Investor Relations

Ninetowns Digital World Trade Holdings Limited

(+86-10) 6588-2256

ir@ninetowns.com

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2005, MARCH 31, 2006 AND JUNE 30, 2006

(In thousands, except share and per share data)

For the three months ended
	June 30, 2005 RMB (unaudited)	June 30, 2005 US$ (unaudited)	March 31, 2006 RMB (unaudited)
Total net revenues Cost of revenues	64,310 (6,086)	7,770 (735)	48,792 (2,634)

Gross profit Selling expenses General and administrative expenses Research and development expenses	58,224 (5,261) (11,771) (2,212)	7,035 (636) (1,422) (267)	(46,158) (6,824) (15,344) (4,670)

Income from operations	38,980	4,710	19,320
Interest income	4,431	3,265	394
Other income	122	14	-

Income before income taxes	42,367	5,118	23,751
Income taxes	(161)	(19)	(766)

Net income	42,206	5,099	22,985

Net income per share:
Basic	RMB1.22	US$0.15	RMB0.66
Diluted	RMB1.18	US$0.14	RMB0.64

Shares used in computation:
Basic	34,635,790	34,635,790	34,991,834
Diluted	35,888,627	35,888,627	35,721,211

	For the three months ended
	March 31, 2006 US$ (unaudited)	June 30, 2006 RMB (unaudited)	June 30, 2006 US$ (unaudited)
Total net revenues Cost of revenues	6,086 (328)	40,223 (3,059)	5,031 (383)

Gross profit Selling expenses General and administrative expenses Research and development expenses	5,758 (851) (1,914) (583)	37,164 (2,682) (15,588) (4,751)	4,648 (335) (1,950) (594)

Income from operations	2,410	14,143	1,769
Interest income	553	4,605	576
Other income	-	-	-

Income before income taxes	2,963	18,748	2,345
Income taxes	(96)	(519)	(65)

Net income	2,867	18,229	2,280

Net income per share:
Basic	US$0.08	RMB0.52	US$0.07

Diluted	US$0.08	RMB0.51	US$0.06

Shares used in computation:
Basic	34,991,834	34,991,834	34,991,834
Diluted	35,721,211	35,561,327	35,561,327

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND JUNE 30, 2006

(In thousands, except share and per share data)

	December 31,		June 30,
	2005 RMB (note)	2005 US$ (note)	2006 RMB (unaudited)	2006 US$ (unaudited)
ASSETS

Current assets:
Cash and cash equivalent
and term deposits	938,474	116,289	958,059	119,843
Inventories	7,722	957	12,280	1,536
Trade receivable	47,211	5,850	16,542	2,069
Other current assets	43,832	5,431	59,617	7,457

Total current assets	1,037,239	128,527	1,046,498	130,905

Goodwill	193,570	23,986	193,570	24,214

Other non-current assets	114,964	14,245	126,635	15,840

TOTAL ASSETS	1,345,773	166,758	1,366,703	170,959

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term unearned revenue	67,886	8,412	33,911	4,242
Other current liabilities	30,922	3,832	36,306	4,541

Total current liabilities	98,808	12,244	70,217	8,783

Minority interests	600	74	600	75

Total shareholders' equity	1,246,365	154,440	1,295,886	162,101

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,345,773	166,758	1,366,703	170,959

Note:

The condensed financial information is derived from the audited financial statements in the Company's annual report filed in Form 20-F.

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Source: Ninetowns Digital World Trade Holdings Limited